Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION

OF

PACIFIC CAPITAL BANCORP

GEORGE S. LEIS and CAROL M. ZEPKE certify that:

I.	They are the President and Secretary, respectively, of PACIFIC CAPITAL BANCORP.

II.	The first paragraph of Article THIRD of the Articles of Incorporation is hereby amended to read as follows:

“This Corporation is authorized to issue two classes of stock to be designated, respectively, ‘Common Stock’ and ‘Preferred Stock.’ The total number of shares which the Corporation is authorized to issue is 51,000,000 shares, without par value, of which 50,000,000 shares shall be Common Stock, without par value, and 1,000,000 shares shall be Preferred Stock, without par value. At 1:00 p.m. California time on December 28, 2010 (the “Effective Time”), each one hundred (100) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by this Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest and subject to applicable withholding taxes) from this Corporation’s transfer agent in lieu of such fractional shares based on the amount of net proceeds (after customary brokerage commissions and other expenses) attributable to the sale of such fractional shares following the aggregation and sale by this Corporation’s transfer agent of all fractional shares otherwise issuable. Such net proceeds shall be paid to shareholders who otherwise would be entitled to receive fractional shares of Common Stock on a pro rata basis based on the amount of fractional shares each such shareholder would otherwise be entitled to receive. A shareholder who holds shares in certificated form will receive such net proceeds as soon as practicable after the Effective Time and after the shareholder has submitted a transmittal letter and surrendered his or her Old Certificates (as defined below), while a shareholder who holds shares in book-entry form will receive such net proceeds as soon as practicable without need for further action by the shareholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above.”

III.	The foregoing amendment has been approved by the Board of Directors of this Corporation.

IV.	The foregoing amendment has been approved by the written consent of the requisite vote of the Company’s shareholders in accordance with Sections 902 and 903 of the California Corporations Code. The total number of shares of this Corporation outstanding was 3,290,406,876 shares of common stock. The number of shares approving the foregoing amendment was 2,500,000,000 shares of common stock. The total number of shares approving the foregoing amendment equaled or exceeded the number required. The percentage of shareholder approvals required was more than 50% of the outstanding shares of common stock.

V.	The foregoing amendment shall become effective at 1:00 p.m. California time on December 28, 2010.

Each of the undersigned declares under penalties of perjury under the laws of the State of California that the statements contained in the foregoing Certificate are true and correct of his or her own knowledge, and that this declaration was executed on this 27th day of December, 2010, at Santa Barbara, California.

/s/ George S. Leis
George S. Leis, President

/s/ Carol M. Zepke
Carol M. Zepke, Secretary